                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      For the year ended December 31, 2001

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             For the transition period from _________ to __________


                          Commission file number 0-6365


            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:
                            APOGEE ENTERPRISES, INC.
                           TAX RELIEF INVESTMENT PLAN
              7900 Xerxes Ave S. Suite 1800, Minneapolis, MN 55431

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                            APOGEE ENTERPRISES, INC.
              7900 Xerxes Ave S. Suite 1800, Minneapolis, MN 55431

APOGEE ENTERPRISES, INC.
TAX RELIEF INVESTMENT PLAN

Financial Statements as of and for the Years
Ended December 31, 2001 and 2000,
Supplemental Schedule as of December 31, 2001, and Independent Auditors' Reports

APOGEE ENTERPRISES, INC. TAX RELIEF INVESTMENT PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                                     Page
INDEPENDENT AUDITORS' REPORTS                                                          1

FINANCIAL STATEMENTS:
   Statement of Net Assets Available for Benefits - December 31, 2001 and 2000         3
   Statement of Changes in Net Assets Available for Benefits - Years Ended
     December 31, 2001 and 2000                                                        4
   Notes to Financial Statements                                                       5

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
     REQUIREMENTS OF FORM 5500 -
   Schedule H, Line 4i - Schedule of Assets (Held At End of Year)                     11

EXHIBIT 23.1 - CONSENT OF INDEPENDENT ACCOUNTANTS                                     12

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of Apogee Enterprises, Inc. Tax Relief Investment
Plan:

We have audited the accompanying statement of net assets available for benefits of Apogee Enterprises, Inc. Tax Relief Investment Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated May 16, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. Tax Relief Investment Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP


Minneapolis, Minnesota,
June 15, 2002

THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT.
THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.
(SEE NOTE 9 FOR FURTHUR DISCUSSION)


Report of independent public accountants

To the Plan Administrator of Apogee Enterprises, Inc. Tax-Relief Investment
Plan:

We have audited the accompanying statements of net assets available for benefits of Apogee Enterprises, Inc. Tax-Relief Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. Tax-Relief Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplement schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Minneapolis, Minnesota,
May 16, 2001

APOGEE ENTERPRISES, INC. TAX RELIEF INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                         2001            2000
                                                      -----------    -----------

INVESTMENTS                                           $97,801,046    $96,326,076

CONTRIBUTIONS RECEIVABLE:
   Employer's contributions receivable                     30,464         41,548
   Participants' contributions receivable                 125,960        171,943
                                                      -----------    -----------
              Total contributions receivable              156,424        213,491
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $97,957,470    $96,539,567
                                                      ===========    ===========


See notes to financial statements.

APOGEE ENTERPRISES, INC. TAX RELIEF INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                        2001                2000
                                                                    ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS AT
   BEGINNING OF YEAR                                                $ 96,539,567        $103,386,958

INCREASES (DECREASES) DURING THE YEAR:
   Net realized and unrealized depreciation of investments            (1,011,403)         (4,682,658)
   Interest and dividend income                                        1,172,287           1,533,872
   Loan interest                                                         473,816             443,848
   Employee contributions                                              8,601,535           8,852,789
   Employer contributions                                              2,068,498           2,119,226
   Rollover contributions                                                302,076           1,523,129
   Distributions to participants                                     (10,156,306)        (15,871,886)
   Transfers of plan assets, net                                              --            (726,911)
   Administrative expenses                                               (32,600)            (38,800)
                                                                    ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                                                      $ 97,957,470        $ 96,539,567
                                                                    ============        ============


See notes to financial statements.

APOGEE ENTERPRISES, INC. TAX RELIEF INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------

1.   SUMMARY DESCRIPTION OF THE PLAN

     General - Apogee Enterprises, Inc. Tax Relief Investment Plan (the Plan) is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the Company). The Plan is a multiple employer plan including Apogee Enterprises, Inc. and TerraSun. In September 2001, the Company decided to discontinue funding TerraSun, LLC, its research and development joint venture of which the Company had a 50 percent interest. As a result, TerraSun discontinued its operations and its tangible assets have been sold, while retaining its intangible assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan is provided for information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     Plan Administrator and Trustee - The Company has appointed a committee consisting of Company officers and employees to be the plan administrator. State Street Bank and Trust (the Trustee) holds the plan investments in a commingled trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

     Eligibility - Under the terms of the Plan, an employee (who is not a member of a group of employees covered by a collective bargaining unit) scheduled to work 1,000 hours in a calendar year shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

     Contributions - Participants may elect to have 1% to 13% of their compensation withheld and contributed to their basic account in the Plan. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. Participants can choose at anytime to discontinue contributions. For the years ended December 31, 2001 and 2000, the Company contributed an amount equal to 30% of the first 6% of base compensation that a participant contributes to the Plan. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

     Supplementary contributions of after-tax compensation were allowed through December 31, 1986. Participants may make a monthly election as to the investment of their basic, supplementary and company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus Company stock. These investment elections must be made in 1% increments with no more than 10% invested in the Apogee Stock Fund.

     Vesting - Participants' basic and supplementary contribution accounts are 100% vested at all times. Participants become 100% vested in their company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company's contribution. Forfeitures from participants were approximately $174,000 in 2001 and $141,000 in 2000.

     Loans - The Plan allows participants employed by the Company to borrow up to 50% of the participant's vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant's loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4 or 5 years, or in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant's remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

     Interest rates ranged from 6.00% to 10.50% in 2001. Participant loans of $5,283,688 were outstanding as of December 31, 2001.

     Distributions - Upon death, disability, termination of employment or retirement, participants may elect either a lump-sum payment or a series of installment payments from the Plan.

     A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70-1/2; however, a 5% owner may not defer his or her distribution beyond age 70-1/2.

     Employees may make withdrawals upon attainment of age 59-1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the Internal Revenue Service. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

     Transfer of Plan Assets - On April 28, 2000, assets of $2,564,230 were transferred to the Plan from the Portland Glass 401(k) Retirement Plan upon the acquisition of American Management Group d/b/a Portland Glass. On July 3, 2000 and July 28, 2000, participant balances totaling $3,291,141 were transferred to the Compudyne Corporation 401(k) Retirement Savings Plan upon the sale of Norment Industries (a former subsidiary of the Company).

2.   APOGEE ENTERPRISES, INC. RETIREMENT TRUST

     The Plan, together with the Apogee Enterprises, Inc. Retirement Plan, invests its assets on a commingled basis in the Apogee Enterprises, Inc. Retirement Trust (the Trust).

     Under the terms of the trust agreement, the Trustee maintains custody of the funds on behalf of the Trust and is also responsible for participant accounting. The Trustee granted certain advisory responsibilities to State Street Global Advisors, Franklin Templeton and MFS Investment Management.

     All Plan and Trust expenses, except for investment management fees, brokerage commissions and certain loan fees, are paid by the Company. Investment management fees and brokerage commissions are netted against investment income. Administrative expenses of approximately $56,000 in 2001 and $56,000 in 2000 were paid by the Company for the Trust.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

     a. Investments, except for loans to participants, are valued at fair value provided by Trustee based on quoted market prices obtained from national securities exchanges and other published sources. Loans to participants are valued at outstanding principal.

     b. Investment income is recorded on the accrual basis and dividend income on a cash basis. The pro rata share of each fund's investment income from the Trust represents the Plan's proportionate share of investment income from the Trust for each fund. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan's share of the underlying net assets of the Trust.

     c. Deposits, withdrawals and transfers by the participating plans are made at fair value when the transactions occur.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Ultimate results could differ from those estimates.

4.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31:

                                                                                       2001                 2000
                                                                                    -----------         -----------
     State Street Global Advisors Principle Accumulation Return Fund             $15,900,360         $14,473,917
     State Street Global Advisors S&P 500 Index Fund                               9,977,921          10,848,261
     State Street Global Advisors Large Cap Value Fund                             8,094,982           8,485,902
     Franklin Small-Mid Cap Growth Fund                                            9,587,993          12,216,816
     State Street Global Advisors International Growth
       Opportunities Fund                                                          6,713,934           9,078,761
     State Street Global Advisors Moderate Asset Allocation Fund                  21,998,199          23,912,217
     Apogee Enterprises, Inc. common stock                                         9,700,449           4,062,440
     Loans to participants                                                         5,283,688           5,423,027

5.   TAX STATUS

     The Company received a favorable determination letter dated January 30, 1996 from the Internal Revenue Service (IRS) stating that the Plan and related Trust are designed in compliance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the letter; however, the Company believes the Plan continues to operate in accordance with the IRC.

6.   PLAN TERMINATION

     The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions of the law as may be applicable. In the event that the Plan is terminated, all participant account balances will be fully vested.

7.   PARTY-IN-INTEREST TRANSACTIONS

     The Plan engages in transactions involving the acquisition and disposition of investments with parties in interest, including the Trustee and the plan sponsor. These transactions are considered exempt party-in-interest transactions under ERISA.

8.   RECONCILIATION TO THE FORM 5500

     At December 31, 2001, net assets available for plan benefits in the accompanying financial statements differ from the Form 5500 as filed with the IRS as follows:

     Net assets available for plan benefits per the Form 5500                             $97,935,988
     Benefits payable as of December 31, 2001                                                  21,482
                                                                                          -----------
     Net assets available for plan benefits per the accompanying financial statements     $97,957,470
                                                                                          ===========

     At December 31, 2001, distributions to participants in the accompanying financial statements differ from the Form 5500 as filed with the IRS as follows:

     Distributions per the Form 5500                                                      $ 9,668,816
     Benefits payable December 31, 2000                                                        31,940
     Benefits payable December 31, 2001                                                       (21,482)
     Deemed distributions of participant loans per the Form 5500                              477,032
                                                                                          -----------
     Distributions to participants per the accompanying financial statements              $10,156,306
                                                                                          ===========

9.   INABILITY TO OBTAIN CONSENT OF PRIOR INDEPENDENT PUBLIC ACCOUNTANTS

     There may be risks and the participants' recovery may be limited as a result of the Plan's prior use of Arthur Andersen LLP as the Plan's independent public accounting firm. On June 15, 2002, Arthur Andersen LLP was convicted for obstruction of justice charges. Arthur Andersen LLP audited the Plan for the year ended December 31, 2000. On April 11, 2002, Arthur Andersen LLP was dismissed as the Plan's independent auditors and on April 11, 2002, Deloitte & Touche LLP was appointed as the Plan's independent auditors for the 2002 calendar year, subject to the completion of their customary new client acceptance procedures which have now been completed. In addition, on April 11, 2002, Deloitte & Touche was appointed as the Plan's independent auditors for the 2001 calendar year. Because the former audit partner and manager have left Arthur Andersen LLP, the Plan was not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly, participants will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

10.  SUBSEQUENT EVENT

     Effective January 1, 2002, the Company froze the Apogee Enterprises, Inc. Retirement Plan (Retirement Plan), a qualified defined contribution money purchase pension plan, and amended the Plan to add a contribution that will be made by the Company annually, which is based on a percentage of employee's base earnings. In addition, the Company raised the maximum amount that employees are allowed to contribute to the plan from 13% to 60%, up to statutory limits. The Apogee match of 30% of the first 6% of the employee's contributions remains unchanged. On or around July 1, 2002, the assets in the Retirement Plan are scheduled to be merged into the Plan resulting in a single 401(k) retirement savings plan which will be renamed the Apogee Enterprises, Inc. 401(k) Retirement Plan.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. TAX RELIEF INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                     Current
                    Description                                                      Cost             Value
State Street Global Advisors Principle Accumulation Return Fund*                      **           $15,900,360
State Street Global Advisors Bond Market Fund*                                        **             2,844,900
State Street Global Advisors S&P 500 Index Fund*                                      **             9,977,921
State Street Global Advisors Large Cap Value Fund*                                    **             8,094,982
MFS Strategic Growth Fund (A)                                                         **             2,435,089
State Street Global Advisors Midcap Fund*                                             **             2,385,278
Franklin Small-Mid Cap Growth Fund                                                    **             9,587,993
State Street Global Advisors International Growth Opportunities Fund*                 **             6,713,934
State Street Global Advisors Conservative Asset Allocation Fund*                      **               542,084
State Street Global Advisors Moderate Asset Allocation Fund*                          **            21,998,199
State Street Global Advisors Aggressive Asset Allocation Fund*                        **             2,336,169
Apogee Enterprises, Inc. common stock*                                                **             9,700,449
Loans to participants, with interest ranging from 6.00% to 10.50%*                    **             5,283,688
                                                                                                   -----------
                Total investments                                                                  $97,801,046
                                                                                                   ===========

*  Denotes party in interest.

** Historical cost has been omitted for participant-directed investments.


                                       11